Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(677)	$(62)	$7	$(263)	$(375)
Plus: Fixed charges	693	569	607	644	543

Earnings available to cover fixed charges	$16	$507	$614	$381	$168

Fixed charges(a):
Interest, including amortization of deferred financing costs (b)	$632	$512	$553	$595	$513
Interest portion of rental payment	61	57	54	49	30

Total fixed charges	$693	$569	$607	644	$543

Ratio of earnings to fixed charges (c)	-	-	1.01x	-	-

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2006	2005	2004	2003	2002
Related to the debt under vehicle programs	$361	$313	$263	$270	$213
All other	271	199	290	325	300

	$632	$512	$553	$595	$513

(b)

Does not include interest expense from discontinued operations of $87 million, $163 million, $371 million, $268 million and $227 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

(c)	Earnings were not sufficient to cover fixed charges in 2006, 2005, 2003 and 2002.

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